TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

SUITE 1850

1066 WEST HASTINGS STREET

VANCOUVER, BC V6E 3X2

T: 604.683.3850

ACAL GROUP

F: 604.688.8479

CHARTERED ACCOUNTANTS

PCAOB & CPAB Registrant

AUDITORS’ REPORT

To:

the Shareholders of

Teryl Resources Corp.

We have audited the consolidated balance sheet of Teryl Resources Corp. (the “Company”) as at May 31, 2010 and the consolidated statements of loss, comprehensive loss and deficit, cash flows and shareholders’ equity for the year then ended.  These consolidated

financial  statements  are  the  responsibility  of  the  Company’s  management.   Our  responsibility  is  to  express  an  opinion  on  these consolidated financial statements based on our audit.

We  conducted  our  audit in accordance  with generally accepted  auditing standards (“GAAS”)  in Canada  and  the  standards of the

Public Company Accounting Oversight Board (United States) (“PCAOB”).  Those standards require that we plan and perform an audit  to  obtain  reasonable  assurance  whether  the  consolidated  financial  statements  are  free  of  material  misstatement.   An  audit

includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at  May  31,  2010  and  the  results  of  its  operations  and  cash  flows  for  the  year  then  ended  in  accordance  with  Canadian  generally accepted accounting principles.

The  consolidated  financial  statements as at  May 31, 2009 and for the years ended  May 31, 2009 and 2008 were audited by other auditors who expressed opinions without reservations on those statements in their reports to the shareholders dated September 28,

2009 and September 26, 2008.

“ACAL Group”

Chartered Accountants

Vancouver, British Columbia

September 26, 2010

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In   the  United  States,  reporting  standards  for  auditors  require  the  addition  of  an  explanatory  paragraph  (following  the  opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note

1 to these consolidated financial statements.  Although we conducted our audit in accordance with both Canadian GAAS and the standards  of  the  PCAOB,  our  report  to  the  shareholders  dated  September  26,  2010  is  expressed  in  accordance  with  Canadian reporting  standards  which  do  not  require  a  reference  to  such  matters  when  the  uncertainties  are  adequately  disclosed  in  the consolidated financial statements.

“ACAL Group”

Chartered Accountants

Vancouver, British Columbia

September 26, 2010

TERYL RESOURCES CORP.

CONSOLIDATED BALANCE SHEETS

(Stated in Canadian Dollars)

May 31

May 31

2010

2009

$

$

ASSETS

Current

Cash

260,150

6,185

Amounts receivable and prepaid expenses

40,375

17,817

300,525

24,002

Advances to Related Parties (Note 8)

126,093

90,529

Investments (Note 4)

837

867

Equipment (Note 5)

7,941

10,253

Mineral Property Interests (Note 7)

196,855

196,855

Deferred Exploration Expenditures (Note 7)

2,637,853

3,052,479

3,270,104

3,374,985

LIABILITIES

Current

Accounts payable and accrued liabilities (Note 12)

107,394

286,140

Advances from related parties (Note 8)

25,488

131,380

Liability component of convertible loan (Note 9)

58,730

-

191,612

417,520

 SHAREHOLDERS’ EQUITY

Share Capital (Note10)

Authorized:

100,000,000 common shares, voting, no par value

5,000,000 preferred shares, non-voting, $1 par value

Issued and outstanding:

67,463,446  (2009 – 49,587,528) common shares

13,456,263

12,030,233

Equity component of convertible loan (Note 9)

14,565

-

Share Subscriptions Received

10,000

115,875

Contributed Surplus

550,941

344,878

Accumulated Other Comprehensive Loss

(3,187)

(3,157)

Deficit

(10,950,090)

(9,530,364)

3,078,492

2,957,465

3,270,104

3,374,985

Going Concern (Note 1) and Subsequent Events (Note 17)

Approved on behalf of the Board of Directors:

  “John Robertson”

Director

“Jennifer Lorette”

Director

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF  OPERATIONS AND COMPREHENSIVE LOSS

(Stated in Canadian Dollars)

Year Ended

Year Ended

Year Ended

May 31

May 31

May 31

2010

2009

2008

$

$

$

General and Administrative Expenses

Amortization of equipment

2,312

3,030

3,987

Bad debts

790

15,377

-

Filing and regulatory fees

19,772

16,785

58,530

Foreign exchange (gain) loss

(8,317)

(9,938)

2,678

Geological consulting

41,915

-

-

Consulting, Management and directors’ fees (Note 12)

133,359

110,189

76,284

Office and sundry

20,994

16,446

28,637

Office rent and utilities (Note 12)

15,055

15,471

13,325

Professional fees

59,726

110,201

89,476

Publicity, promotion and investor relations

228,196

97,415

203,580

Secretarial and employee benefits (Note 12)

41,925

45,635

24,630

Stock-based compensation (Note 10)

22,477

12,474

21,311

Telephone

8,121

11,261

11,560

Transfer agent fees

8,742

8,994

8,959

Travel, auto and entertainment

30,972

21,702

35,725

Operating Loss

(626,039)

(475,042)

(578,682)

Other Income (Expenses)

Miscellaneous income (loss)

(1,667)

8,261

19,832

Interest income

-

1,487

3,426

Interest expense

(18,582)

-

-

Oil and gas wells written off

-

-

(313,483)

Mineral properties written off

-

-

(60,705)

Recoverable expenditures

-

26,578

-

Exploration expenditures written off

(773,438)

(15,857)

(213,184)

(793,687)

20,469

(564,114)

Net Loss for the Year

(1,419,726)

(454,573)

(1,142,796)

Unrealized losses on available-for-sale investments

(30)

(1,339)

(649)

Comprehensive Loss for the Year

(1,419,756)

(455,912)

(1,143,445)

Loss per Share – Basic and Diluted

(0.02)

(0.01)

(0.03)

Weighted Average Number of Common Shares

Outstanding, Basic and Diluted

60,736,673

49,587,528

44,538,405

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

Year Ended

Year Ended

Year Ended

May 31

May 31

May 31

2010

2009

2008

$

$

$

Cash flows from operating activities

Net loss for the year

(1,419,726)

(454,573)

(1,142,796)

Items not affecting cash

Amortization of equipment

2,312

3,030

3,987

Exploration expenditures written off

773,438

15,857

213,184

Mineral properties written off

-

-

60,705

Oil and gas wells written off

-

-

313,483

Interest expense

13,295

-

-

Stock-based compensation

22,477

12,474

21,311

Changes in non-cash working capital items

Amounts receivable and prepaid expenses

(22,558)

44,160

23,140

Accounts payable and accrued liabilities

(178,746)

58,537

(20,734)

(809,508)

(320,515)

(527,720)

Cash flows used in investing activities

Deferred exploration expenditures

(358,812)

(15,857)

(211,509)

Purchase of mineral property interests

-

-

(26,474)

Purchase of oil and gas well interests

-

-

(25,547)

(358,812)

(15,857)

(263,530)

Cash flows from financing activities

Advances from (to) related parties

(141,456)

12,982

(144,311)

Convertible loan proceeds

60,000

-

-

Share subscriptions received

10,000

115,875

-

Share capital issued for cash, net of issuance costs

1,493,741

(1,594)

1,147,908

1,422,285

127,263

1,003,597

(Decrease) increase in cash

253,965

(209,109)

212,347

Cash, beginning of year

6,185

215,294

2,947

Cash, end of year

260,150

6,185

215,294

Supplemental Disclosures

Interest paid

5,287

-

-

Income taxes paid

-

-

-

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in Canadian Dollars)

Share Capital

Equity

Component

Accumulated

Share

of

Other

Subscriptions      Convertible   Contributed    Comprehensive

Amount

Received

Loan

Surplus

Loss

Deficit

Total

Number

$

$

$

$

$

$

$

Balance, May 31, 2007

40,862,528    10,839,258

70,000

-

285,754

-     (7,932,995)

3,262,017

Revaluation of

investments to Market

value at June 1, 2007

-

-

-

-

-

(1,169)

-

(1,169)

Unrealized losses on

available-for-sale

investments

-

-

-

-

-

(649)

-

(649)

Subscriptions refunded

-

-

(70,000)

-

-

-

-

(70,000)

Shares issued for cash

upon:

Exercise of stock

options

10,000

1,500

-

-

-

-

-

1,500

Private placements

8,715,000      1,307,250

-

-

-

-

-

1,307,250

Share issuance costs

-

(90,842)

-

-

-

-

-

(90,842)

Stock-based

compensation

-

-

-

-

21,311

-

-

21,311

Fair value of brokers’

warrants granted

-

(25,339)

-

-

25,339

-

-

-

Net loss for the year

-

-

-

-

-

-     (1,142,796)

(1,142,796)

Balance, May 31, 2008

49,587,528    12,031,827

-

-

332,404

(1,818)    (9,075,791)

3,286,622

Unrealized losses on

available-for-sale

investments

-

-

-

-

-

(1,339)

-

(1,339)

Share subscriptions

received

-

-

115,875

-

-

-

-

115,875

Share issuance costs

-

(1,594)

-

-

-

-

-

(1,594)

Stock-based

compensation

-

-

-

-

12,474

-

-

12,474

Net loss for the year

-

-

-

-

-

-

(454,573)

(454,573)

Balance, May 31, 2009

49,587,528    12,030,233

115,875

-

344,878

(3,157)    (9,530,364)

2,957,465

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in Canadian Dollars)

Share Capital

Equity

Component

Accumulated

Share

of

Other

Subscriptions      Convertible   Contributed    Comprehensive

Amount

Received

Loan

Surplus

Loss

Deficit

Total

Number

$

$

$

$

$

$

$

Balance, May 31, 2009

49,587,528    12,030,233

115,875

-

344,878

(3,157)

(9,530,364)

2,957,465

Unrealized loss on

available-for-sale

investments

-

-

-

-

-

(30)

-

(30)

Shares issued for cash

upon:

Exercise of stock

options

12,500

1,250

-

-

-

-

-

1,250

Exercise of warrants

7,054,592

705,459

-

-

-

-

-

705,459

Fair value of options

exercised

-

792

-

-

(792)

-

-

-

Fair value of warrants

exercised

-

330,632

-

-

(330,632)

-

-

-

Subscription received

-

-

10,000

-

-

-

-

10,000

Private placements

10,808,826

967,105

(115,875)

-

-

-

-

851,230

Share issuance costs

-

(64,198)

-

-

-

-

-

(64,198)

Fair value of warrants

granted

-

(515,010)

-

-

515,010

-

-

-

Equity component of

convertible loan

-

-

-

14,565

-

-

-

14,565

Stock-based

compensation

-

-

-

-

22,477

-

-

22,477

Net loss for the year

-

-

-

-

-

-

(1,419,726)

(1,419,726)

Balance, May 31, 2010

67,463,446    13,456,263

10,000

14,565

550,941

(3,187)      (10,950,090)

3,078,492

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

1.    NATURE OF OPERATIONS AND GOING CONCERN

Teryl Resources Corp. (the “Company”) is a public company incorporated under the British Columbia Company Act on

May  23,  1980  and  changed  to  its  current  name  on  February  28,  1984.   Its  shares  are  listed  on  the  TSX  Venture

Exchange (“TSXV”).  The Company makes expenditures on acquiring mineral properties and carries out exploration work.  It also acquires oil and gas property interests and participates in drilling wells.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern,  which  assumes  that  the  Company will  continue  in  operation  for  the  foreseeable  future  and  will  be  able  to

realize  its  assets  and  discharge  its  liabilities  in  the  normal  course  of  operations.   Several  adverse  conditions  cast

substantial doubt on  the validity of this assumption.   The Company continues to incur operating losses,  has limited financial  resources,  limited  sources  of  operating  cash  flow,  and  no  assurances  that  sufficient  funding,  including adequate financing, will be available to conduct further exploration and development of its mineral property projects.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to complete  its  mineral  projects  by issuance  of  share  capital  or  through  joint  ventures,  and  to  realize  future  profitable production or proceeds from the disposition of its mineral interests.  The Company has a working capital of $108,913

(2009 – working capital deficit of $393,518) and has incurred a loss of $1,419,726 in the year ended May 31, 2010

(2009 - $454,573; 2008 - $1,142,796).  These consolidated financial statements do not include adjustments that would be necessary should it be determined that the Company may be unable to continue as a going concern.

If the going concern assumption was not appropriate for these financial statements, adjustments would be necessary in the carrying values of assets, liabilities, reported income and expenses and the balance sheet classifications used.  Such adjustments could be material.

2.    SIGNIFICANT CANADIAN ACCOUNTING POLICIES

a)    Consolidation

These  consolidated  financial  statements  have  been  prepared  in  accordance  with  Canadian  generally  accepted accounting  principles  (“GAAP”)  and  include  the  accounts  of  the  Company and  its  wholly-owned  subsidiaries,

Argon Investment Corporation (inactive) and Teryl, Inc.  Teryl, Inc. was incorporated on November 17, 1988 in the state  of  Delaware  and  registered  to  do  business  in  the  USA,  to  hold  and  operate  the  Alaska  mineral  property interests, the Texas oil and gas well interests and the Arizona mineral property interests.

All inter-company transactions are eliminated upon consolidation.

b)    Equipment

The Company records its office and automotive equipment at cost and depreciates them on the declining-balance basis over the estimated useful lives at the following rates:

Office equipment

20% per annum

Automotive equipment

30% per annum

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

2.   SIGNIFICANT CANADIAN ACCOUNTING POLICIES  (Continued)

c)    Accounting for Oil and Gas Well Interests

The  Company  follows  the  successful  efforts  method  of  accounting  for  its  oil  and  gas  properties,  and  related equipment. Costs of exploratory wells are initially capitalized pending determination of proved reserves. Costs of wells  which  are  assigned  proved  reserves  remain  capitalized,  while  costs  of  unsuccessful  wells  are  charged  to operations.  All other exploration costs, including geological and geophysical costs, are charged to operations as incurred. Development costs, including the cost of all wells, are capitalized.

Producing properties and significant unproved properties are assessed annually, or as economic events dictate, for potential impairment. Impairment is assessed by comparing the estimated net undiscounted future cash flows to the carrying value of the asset. If required, the impairment recorded is the amount by which the carrying value of the asset exceeds its fair value.

Depreciation and depletion of capitalized costs of oil and gas producing properties are calculated using the straight-

line method over 10 years, which is the estimated pay-out term.

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation,

depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized.

On  the  retirement  or  sale  of  a  partial  unit  of  proved  property,  the  cost  is  charged  to  accumulated  depreciation,

depletion, and amortization with a resulting gain or loss recognized in income.  On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually.  If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.  In joint ventured oil and gas exploration and production activities, the accounts reflect only the Company’s proportionate interest in such activities.

d)    Accounting for Mineral Property Interests

The  Company  capitalizes  its  acquisition  costs  of  mineral  properties  (including  finder’s  fees)  and  the  related exploration and development expenditures by claim groups, or its share of costs on joint ventures, which are to be amortized as follows:

i)     If properties are sold outright – costs are written off entirely against proceeds.

ii)   If properties are sold under option-type agreement – on the basis of cash or shares received over the total  undiscounted  amount  to  be  received  under  the  agreement,  exclusive  of  royalties  or  net  profit participation.

iii)  If properties are brought into production - on the basis of units of production over the total estimated reserves recoverable.

iv)   If properties are retained, but have no proven economic reserves and are not currently being explored or developed by the Company or joint venture partner – costs are written down to a nominal value.

v)   If properties are abandoned – costs are written off entirely.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

2.   SIGNIFICANT CANADIAN ACCOUNTING POLICIES  (Continued)

e)    Revenue Recognition

Revenue associated with the sales of oil and gas are recorded when title passes to the customer. Revenues from oil and gas production from properties in which the Company has an interest with other producers are recognized on the basis of the Company’s net working interest.

f)    Foreign Exchange Translations

The Company’s functional currency is the Canadian dollar. Transactions recorded in United States dollars have been translated into Canadian dollars using the temporal method as follows:

i)    Monetary items at the rate prevailing at the balance sheet date.

ii)   Non-monetary items at the historical exchange rate.

iii)  Revenue and expense at the average rates in effect during the year.

Gains or losses arising from translation are included in the consolidated statements of operations.

g)    Investments

The Company reports investments in debt and marketable equity securities at fair value based on quoted market prices or, if quoted prices are not available, discounted expected cash flows using market rates commensurate with credit quality and maturity of the investment. All investment securities are designated as available-for-sale with unrealized  gains  and  losses  included  in  other  comprehensive  income  (loss).  All  realized  gains  and  losses  are recognized in net income (loss) in the period of disposition.

h)    Use of Estimates

The  preparation  of  financial  statements  in  conformity  with  Canadian  generally  accepted  accounting  principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in the consolidated  financial  statements  and  related  notes to the consolidated  financial statements.  Actual results may differ from those estimates.

i)     Income Taxes

The Company uses the liability method of accounting for future income taxes, whereby future income tax assets and liabilities are computed based on the differences between the carrying amount of assets and liabilities on the balance sheet, and their corresponding tax values, using the currently enacted or substantially enacted, income tax rates expected to apply when these differences reverse. Future income tax assets also result from unused loss carry forwards  and  other  deductions.  The  valuation  of  future  income  tax  assets  is  reviewed  annually and  adjusted,  if necessary, by the use of a valuation allowance, which is recorded against any future income tax asset, if it is more likely that not that the asset will not be realized.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

2.   SIGNIFICANT CANADIAN ACCOUNTING POLICIES  (Continued)

j)     Loss Per Share

Basic loss per share amount is computed using the weighted average number of common shares outstanding during the year. The Company calculates diluted loss per share using the treasury stock method. Under the treasury stock method,  only instruments  with  exercise  amounts  less  than  the  market  prices  impact  the  diluted  calculations.  In computing  diluted  loss  per  share,  no  shares  were  added  to  the  weighted  average  number  of  common  shares outstanding during the years ended May 31, 2010, 2009 and 2008 for the dilutive effect of employee stock options and warrants, as they were all anti-dilutive. No adjustments were required to the reported loss from operations in computing diluted per share amounts.

k)    Stock Based Compensation

The  Company  follows  the  recommendations  of  the  Canadian  Institute  of  Chartered  Accountants  (“CICA”)

Handbook (“HB”) Section 3870 – “Stock Based Compensation and Other Stock Based Payments” to account for stock  based  transactions  with  officers,  directors  and  outside  consultants.  Accordingly,  the  fair  value  of  stock options is charged to operations, with an offsetting credit to contributed surplus.  The fair value of stock options,

which  vest immediately,  is recognized  at the date of  grant; the fair value of options, which vest in the future, is recognized on a straight-line basis over the vesting period.  Stock options granted to outside consultants that vest over time are valued at the grant date and subsequently re-valued each vesting date.  Any consideration received on exercise of stock options, together with the related portion of contributed surplus, is credited to share capital.

l)     Fair Value of Warrants

Proceeds from unit placements are allocated  between  shares and  warrants issued  according to their relative fair value  using  the  residual  method  to  determine  the  fair  value  of  warrants  issued.  Warrants  issued  to  brokers  are evaluated by using the Black- Scholes model.

m)   Asset Impairment

On an annual basis and when impairment indicators arise, the Company evaluates the future recoverability of its

long-lived assets.   Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flow attributable to such assets.

n)    Asset Retirement Obligations

The Company follows the recommendations in CICA Handbook Section 3110 – “Asset Retirement Obligations”

whereby the legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities.

The  liabilities  are  calculated  using  the  net  present  value  of  the  cash  flows  required  to  settle  the  obligation.  A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion, which is included in cost of sales and operating expenses. As at May 31, 2010 and 2009, the Company did not have any asset retirement obligations.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

2.   SIGNIFICANT CANADIAN ACCOUNTING POLICIES  (Continued)

o)    Variable Interest Entities

The CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, to provide accounting guidance related to variable interest entities (“VIE”). A VIE exists when the entity’s equity investment is at risk.

When a VIE is determined to exist, the guidance requires the VIE to be consolidated by the primary beneficiary.

The Company has determined that it does not have a primary beneficiary interest in VIE.

p)    Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

q)    Changes in Canadian Accounting Policies

Accounting policies implemented effective June 1, 2008

During the year ended May 31, 2009, the Company adopted CICA Handbook Section 3862, “Financial Instruments

–  Disclosures”  (“Section  3862”)  and  Section  3863,  “Financial  Instruments  –  Presentation”  (“Section  3863”).

Section  3862  requires  disclosure  of  detail  by  financial  asset  and  liability  categories.   Section  3863  establishes

standards  for  presentation  of  financial  instruments  and  non-financial  derivatives.   Section  3863  deals  with  the

classification  of  financial  instruments,  from  the  perspective  of  the  issuer,  between  liabilities  and  equity,  the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.  See Note 3 for additional details.

During the year ended May 31, 2009, the Company adopted CICA Handbook Section 1535, “Capital Disclosures”.

This section establishes standards for disclosing information about an entity’s objectives, policies, and processes for managing capital.  See Note 15 for additional details.

During the year ended May 31, 2009, the Company adopted CICA Handbook Section 3031, “Inventories”, which provides more guidance on the measurement and disclosure requirements for inventories.  Specifically, the new pronouncement  requires  inventories  to  be  measured  at  the  lower  of  cost  and  net  realizable  value,  and  provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to

net realizable value.   The new section  had  no material change to the Company’s financial position or results of operation.

In January 2009, the CICA approved EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial

Liabilities.” This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken  into  account  in  determining  the  fair  value  of  financial  assets  and  financial  liabilities  including  derivative instruments.  The  adoption  of  this  new  standard  did  not  have  a  material impact on  the Company’s consolidated financial statements.

In March 2009 the CICA approved EIC 174, Mining Exploration Costs. The guidance clarified that an enterprise that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The guidance is applicable to fiscal periods ending after the issuance date. The adoption of this new standard did not have a material impact on the consolidated Company’s financial statements.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

2.   SIGNIFICANT CANADIAN ACCOUNTING POLICIES  (Continued)

q)    Changes in Canadian Accounting Policies (Continued)

Accounting policies implemented effective June 1, 2009

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces

CICA  HB  Section  3062,  “Goodwill  and  Intangible  Assets”,  and  CICA  HB  Section  3450,  “Research  and

Development Costs”; and  amendments to Accounting Guideline (“AcG”) 11,  “Enterprises in  the Development

Stage”,  EIC-27,  “Revenues  and  Expenditures  during  the  Pre-operating  Period”,  and  CICA  HB  Section  1000,

“Financial  Statement  Concepts.”   The  standard  intends  to  reduce  the  differences  with  International  Financial

Reporting  Standards  (“IFRS”)  in  the  accounting  for  intangible  assets  and  results  in  closer  alignment  with  U.S.

GAAP.  Under current Canadian standards, more items are recognized as assets than under IFRS or U.S. GAAP.

The objectives of Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated.  The standard will also provide guidance for the recognition of internally  developed  intangible  assets  (including  research  and  development  activities),  ensuring  consistent treatment of all intangible assets, whether separately acquired or internally developed.

In  June  2009,  the  CICA  amended  Section  3862,  Financial  Instruments  –  Disclosures  that  includes  additional disclosure  requirements  about  fair  value  measurements  for  financial  instruments  and  liquidity risk  disclosures.

These  amendments  entail  a  three  level  hierarchy  that  takes  into  account  the  significance  of  the  inputs  used  in making  the  fair  value  measurements.  Additional  disclosure  has  been  included  in  the  Company’s  consolidated financial statements (See Note 3).

Accounting policies not yet adopted

In  October  2008,  the  CICA  issued  Handbook  Section  1582,  “Business  Combinations”,  which  establishes  new standards  of  accounting  for  business  combinations.  This  is  effective  for  business  combinations  for  which  the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1,

2011. This adoption is not expected to have an impact on the Company’s financial position, earnings or cash flows.

In  October  2008,  the  CICA  issued  Handbook  Section  1601,  “Consolidated  Financial Statements”,  and  Section

1602, “Non-controlling Interests”, to provide guidance on the preparation of consolidated financial statements and accounting for non-controlling interests subsequent to a business combination. The section is effective for fiscal years  beginning  on  or  after  January  2011.  This  adoption  is  not  expected  to  have  an  impact  on  the  Company’s financial position, earnings or cash flows.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

2.   SIGNIFICANT CANADIAN ACCOUNTING POLICIES  (Continued)

q)    Changes in Canadian Accounting Policies (Continued)

International Financial Reporting Standards

In February 2008, the Accounting Standards Board announced that publicly accountable entities will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years

beginning on  or after January 1,  2011.   The Company is assessing the impact of the conversion from GAAP to

IFRS on the financial statements and will develop a conversion implementation plan.

3.    FINANCIAL INSTRUMENTS

Financial instruments carrying value and fair value

The Company’s financial instruments consist of cash, receivables, investments, advances to and from related parties,

convertible loans, debt component of convertible loans and accounts payable and accrued liabilities.

Cash is designated as “held-for-trading” and measured at fair value.  Receivables and advances to related parties are

designated  as  “loans  and  receivables”.   Investments  are  designated  as  “available-for-sale”.   Advances  from  related

parties,  debt  component  of  convertible  loans  and  accounts  payable  and  accrued  liabilities  are  designated  as  “other financial liabilities”.

The  carrying  value  of  cash,  receivables,  advances  to  and  from  related  parties  and  accounts  payable  and  accrued liabilities approximate their fair values due to their immediate or short-term maturity.  Investments are recorded at fair

value  based  on  quoted  market  prices  at  the  balance  sheet  date.   Debt  component  of  convertible  loans  are  initially

measured using proportional fair value method and subsequently carried at amortized cost.

Foreign exchange risk

The Company is primarily exposed to currency fluctuations relative to the Canadian dollar through expenditures that are denominated in US dollars.  Also, the Company is exposed to the impact of currency fluctuations on its monetary assets and liabilities.

The  operating  results  and  the  financial  position  of  the  Company  are  reported  in  Canadian  dollars.   Fluctuations  in

exchange rates will, consequently, have an impact upon the reported operations of the Company and may affect the value of the Company’s assets and liabilities.

The Company currently does not enter into financial instruments to manage foreign exchange risk.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

3.    FINANCIAL INSTRUMENTS  (Continued)

Foreign exchange risk (Continued)

The Company is exposed to foreign currency risk through the following financial assets and liabilities denominated in currencies other than Canadian dollars:

Accounts

payable and

accrued

May 31, 2010

Cash

liabilities

US dollars

$

13,065    $

51,879

Accounts

payable and

accrued

May 31, 2009

Cash

liabilities

US dollars

$

1,210    $

106,319

At May 31, 2010, with other variables unchanged, a +/-10% change in exchange rates would increase/decrease pre-tax loss by +/- $6,777.

Interest rate risk

The Company is not exposed to significant interest rate risk.

Market risk

The Company is exposed to market risk arising from its investments in and holdings of marketable equity securities.

Marketable securities are classified as available-for-sale.  The Company intends to liquidate the marketable securities when market conditions are conducive to a sale of these securities.  At May 31, 2010, with other variables unchanged, a

+/- 10% change in equity prices would increase/decrease pre-tax loss by +/- $84.

Credit risk

The Company is exposed to credit risk in the amount of its receivables.

Liquidity risk

The Company has no recent history of profitable operations and its present business is at an early stage.  As such, the

Company  is  subject  to  many  risks  common  to  such  enterprises,  including  under-capitalization,  cash  shortages  and limitations with respect to personnel, financial and other resources, and the lack of revenues.  The Company has no investments in asset backed commercial paper.

In  order  to  finance  the  Company’s  exploration  programs  and  to  cover  administrative  and  overhead  expenses,  the

Company  raises  money  through  equity  sales,  from  the  exercise  of  convertible  securities,  and  from  the  sale  of investments.  There can be no such assurance that it will be able to obtain adequate financing in the future or that the terms of any financing will be favourable.  Many factors influence the Company’s ability to raise funds, including the state of the resource market and commodities prices, the climate for mineral exploration, the Company’s track record,

and the experience and calibre of its management.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

3.    FINANCIAL INSTRUMENTS  (Continued)

Fair Value Measurement

The  Canadian   Institute  of  Chartered   Accountants  (“CICA”)  Handbook  Section   3862  “Financial  Instruments

Disclosures” requires disclosure of a three-level hierarchy for fair value measurements based upon the significance of inputs used in making fair value measurements as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities.

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly

(i.e.: as prices) or indirectly (i.e.: derived from prices).

Level 3 – inputs for the asset or liability that are not based on observable market data.

At  May  31,  2010,  the  levels  in  the  fair  value  hierarchy  into  which  the  Company’s  financial  assets  and  liabilities measured and recognized in the balance sheet at fair value are categorized are as follows:

Level 1

Level 2

Investments

$

837

4.    INVESTMENTS

At  May  31,  2010  and  2009,  the  Company  owned  15,880  common  shares  of  Linux  Gold  Corp.,  a  company  with directors in common.

The  Company  classifies  its  investments  as  available-for-sale,  with  revaluation  gains  and  losses  recognized  in accumulated other comprehensive income (loss) and other-than-temporary losses recognized in net income (loss).  As of May 31, 2010, investments were measured at a fair value of $837 (2009 - $867) and resulted in an unrealized loss of

$30 during the year ended May 31, 2010 (2009 – $1,339).

5.    EQUIPMENT

May 31

May 31

2010

2009

$

$

Furniture and fixtures – at cost

27,010

27,010

Less: Accumulated amortization

(20,896)

(19,367)

6,114

7,643

Automotive equipment – at cost

15,531

15,531

Less: Accumulated amortization

(13,704)

(12,921)

1,827

2,610

7,941

10,253

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

6.    OIL AND GAS WELL INTERESTS

The Company owns a 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County,

Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas.  The carrying cost of these wells has been completely depleted.

The Company entered into agreements with IAS Energy, Inc., a company with common directors, to purchase 40%

interests  (subject  to  40%  net  revenue  interests  to  others)  on  May 18,  2006,  in  the  Ken  Lee  #1  natural  gas  well  for

$103,045 ($92,500 US), on June 8, 2006, in the Elvis Farris #2 natural gas well for $104,461 ($92,500 US) and on

July 31, 2006, in the Clarence Bright #1 natural gas well for $104,673 ($92,500 US).  All three wells  are located in

Knox and Laurel Counties, Kentucky.  The three wells commenced production late in 2006.  During the May 31, 2008 year  end,  the  Company wrote  off  the  carrying  costs  of  the  wells  to  $Nil,  since  the  wells  have  no  proven  economic reserves.

7.    MINERAL PROPERTY INTERESTS

Balance

May 31

Balance

2008 and

Write-

May 31

2009

Additions

Offs

2010

$

$

$

$

Property acquisition costs

Silverknife

1

-

-

1

Fish Creek

49,538

-

-

49,538

West Ridge

116,189

-

-

116,189

Gil Venture

31,127

-

-

31,127

196,855

-

-

196,855

Balance

Balance

May 31

Write-

May 31

2008

Additions

Offs

2009

$

$

$

$

Property acquisition costs

Silverknife

1

-

-

1

Fish Creek

49,538

-

-

49,538

West Ridge

116,189

-

-

116,189

Gil Venture

31,127

-

-

31,127

196,855

-

-

196,855

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

7.    MINERAL PROPERTY INTERESTS  (Continued)

Silverknife, Laird, BC, Canada

Pursuant to agreements between Reg Technologies Inc. (“Reg”), SMR Investments Ltd. (“SMR”), Rapitan Resources

Inc. (“Rapitan”), and Chevron Minerals Ltd. (“Chevron”), the Company acquired a 30% working interest in the Silver-

knife mineral claims, situated in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net

Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR.  The Company has written down their acquisition costs  to  $1  and  has  written  off  their  exploration  and  development  expenditures  entirely,  since  the  claims  are  not currently being explored and have no proven economic reserves.

Fish Creek, Fairbanks, Alaska, USA

The Company and Linux Gold Corp. (“Linux”) entered into an agreement on March 5, 2002, whereby the Company may earn up to a 50% interest in the Fish Creek mineral claims, located in the Fairbanks district of Alaska, USA, by expending $500,000 US within three years and issuing 200,000 common shares (issued on December 16, 2002 at $0.08 per  share).  An  additional  100,000  shares  were  issued  on  February  14,  2007  at  $0.16  per  share  in  payment  of  an extension of the expenditure date to March 5, 2007, which was further extended to March 5, 2011. Linux will have a

5% Net Royalty Interest until the Company pays $2,000,000 US. The Company has written off their exploration and development expenditures of $111,947 entirely, since the claims are not currently being explored. The Company will continue to maintain the option agreement and will only commence its exploration program once more financings are available.

Gold Hill, Cochise County, Arizona, USA

On June 10, 2006, the Company and Frederic & John Rothermel (the “Vendors”) entered into an agreement whereby the  Company  purchased  a  100%  interest  in  the  Gold  Hill  Patented  Claim  Group  (7  claims)  located  in  the  Warren

Mining District, Cochise County, Arizona, USA,  that are subject to a 10% Net Profit Royalty to the Vendors, for the following considerations:

     $5,655 ($5,000 US) for a 90 day option and $11,268 ($10,000 US) to complete a due diligence within 90 days

(paid),

     $38,244 ($36,000 US) paid during 2008 and 2007 to the Vendors, with $6,000 US  to be made each quarter

(paid),

     complete a $50,000 US first phase exploration program conducted by the Vendors,

     $250,000 US per year upon commencement of production.

A further 28 claims were staked in the Company’s name for a cost of $5,538 ($5,214 US).  The Company elected to terminate its agreement with the Vendors on May 31, 2008 as to the original 7 patent claims and to abandon the other

28 claims; accordingly, $60,705 in property costs and $213,184 in exploration costs were written off at May 31, 2008.

Additional exploration expenditures of $13,570 were written off during the year ended May 31, 2009.

West Ridge, Dome Creek, Alaska, USA

Pursuant to various agreements, the Company earned a 100% interest in the West Ridge mineral properties (approxi-

mately  5,200  acres)  located  in  the  Dome  Creek  area  of  the  Fairbanks  District  of  Alaska,  USA.   The  Company has

written  off  their  exploration  and  development  expenditures  of  $661,615  entirely,  since  the  claims  are  not currently being explored. The Company will continue to maintain the claims and will only commence its exploration program once more financings are available.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

7.    MINERAL PROPERTY INTERESTS  (Continued)

Gil Venture, Dome Creek, Alaska, USA

Pursuant to various agreements, the Company acquired a 50% interest in 237 claims located in the Gilmore Dome area

of  Fairbanks  District  of  Alaska.   On  May  31,  1991,  the  Company,  NERCO  Exploration  Company  and  Fort  Knox

Venture entered into an agreement, which granted the Company a 20% participating interest in the claims.  Under the agreement,  Fort  Knox  Venture  paid  the  Company  cash  and  funded  approved  programs,  earning  them  an  80%

participating  interest  in  the  property,  with  the  Company retaining  a  20%  participating  interest.  Fort  Knox  Venture,

through  its  operator  Fairbanks  Gold  Mining,  Inc.,  was  doing  exploration  work  on  this  property.   An  exploration

program  was  completed  in  late  2008.  During  the  year  ended  May  31,  2010  the  Company  incurred  exploration expenditure of $358,812 on the property.

Deferred Exploration Expenditures

May 31

May 31

2010

2009

$

$

Fish Creek Claims

Written off – inactive claims

(111,947)

(111,947)

-

Gil Venture Claims

Drilling

358,812

120,241

358,812

120,241

Gold Hill Claims

Travel, maps and rent

-

15,857

-

15,857

West Ridge Claims

Written off – inactive claims

(661,491)

-

(661,491)

-

Exploration expenditures for the year

358,812

136,098

Exploration expenditures invoiced or written off

Invoiced to joint venture partner

-

-

Written off – terminated, abandoned or inactive claims

(773,438)

(15,857)

(414,626)

120,241

Exploration expenditures – beginning of year

3,052,479

2,932,238

Exploration expenditures – end of year

2,637,853

3,052,479

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

8.   ADVANCES TO/ FROM RELATED PARTIES

Amounts due to/ from related parties are unsecured, non-interest bearing and have no fixed terms of repayment.  Unless otherwise indicated, the following table represents companies controlled by the President and CEO of the Company or companies where he is the President and CEO.

Advances to related parties:

May 31, 2010      May 31, 2009

$

$

International Diamond Syndicate Ltd.

-

1

IAS Energy, Inc.

24,821

29,821

Linux Gold, Inc.

72,672

46,649

REGI US, Inc.

28,600

-

Reg Technologies Inc.

-

14,058

126,093

90,529

Advances from related parties:

May 31, 2010      May 31, 2009

$

$

Reg Technologies Inc.

14,598

-

Information-Highway.com, Inc.

-

28,146

JGR Petroleum, Inc.

-

24,456

John Robertson

-

19,308

KLR Petroleum

5,990

23,534

Rainbow Networks Inc.

-

23,531

REGI US, Inc.

-

12,405

SMR Investments Ltd.

4,900

-

25,488

131,380

9.    CONVERTIBLE LOANS

On July 15, 2009, the Company entered into two promissory note agreements with an external party for $60,000 and

$31,363 (US$27,000) to be paid on or before June 30, 2010.  The two promissory notes have an interest rate of 8% per annum to be paid monthly commencing on August 15, 2009.  The principal amounts are convertible into shares of the

Company at $0.20 per share upon regulatory approval.

In January, 2010 the Company redeemed the convertible loan of $31,363 (US$27,000) with cash payment on the full principal amount of US$27,000.

The  fair  value  of  the  debt  component  of  the  convertible  loan  was  estimated  using  discounted  cash  flow  at  10%  for equivalent debt without the conversion feature.  The fair value of equity component was estimated using Black-Scholes option pricing model with following assumptions:  risk-free interest rate of 1.45%, dividend of 0%, expected life of 1 year and expected volatility of 210%. The debt and equity components of the convertible loans were then measured using the proportional or relative fair value method and were initially recorded at $76,798 and $14,565 respectively. As at May 31, 2010,  $13,295 interest has been amortized with its debt component carried at amortized cost of $58,730 after the repayment of $31,363 (US$27,000).

As of May 31, 2010, interest of $5,272 has been paid to the lender.

Subsequent to May 31, 2010 the Company redeemed the remaining convertible loan of $60,000 with full payment on the principal (See Note 17(a)).

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

10.    SHARE CAPITAL

Authorized share capital consists of:

100,000,000 voting common shares with no par value

5,000,000 non-voting preferred shares with $1 par value

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred

Shares may be issued in series, with special rights and restrictions therefore being determined by the Directors, subject to regulatory approval.  No Preferred Shares have been issued to the date of these financial statements.

On  August 30,  2007,  the Company issued  2,715,000  units of capital stock pursuant to a Private Placement with 36 placees  at  a  price  of  $0.15  per  unit.  Each  unit consists of one  share and  one share purchase warrant exercisable for

$0.20 per share in the first year and $0.25 per share in the second year.

On February 14, 2008, an employee exercised stock options for 10,000 shares at a price of $0.15 per share.

On February 22, 2008, the Company issued 6,000,000 units of capital stock pursuant to a Private Placement with 77 placees at a price of $0.15 per unit. Each unit consists of one share and one share purchase warrant exercisable within one year for $0.20 per share.  238,400 broker’s share purchase warrants were issued as commissions valued at $25,339,

which  has  been  recorded  in  contributed  surplus  on  the  balance  sheet.  The  broker’s  warrants  were  valued  using  the

Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.84%, dividend yield of nil, volatility of 99.05%, and expected life of 1 year.

On June 8, 2009, the Company issued  2,120,000 units of capital stock pursuant to a Private Placement at a price of

$0.075 per unit.  Each unit consists of one common share and one-half share purchase warrant exercisable within one year for $0.10 per share.  Finders’ fees in connection with this non-brokered private placement were $3,675.

On August 18, 2009, the Company issued 7,042,092 units of capital stock pursuant to a Private Placement at a price of

$0.075 per unit.  Each unit consists of one common share and one share purchase warrant exercisable within one year for $0.10 per share and within two years for $0.15 per share.  Finders’ fees in connection with this non-brokered private placement were $34,478.

On November 17, 2009, an employee exercised stock options for 12,500 shares at a price of $0.10 per share.

On November 25, 2009, the Company issued 1,646,734 units of capital stock pursuant to a Private Placement at a price of $0.17 per unit.  Each unit consists of one common share and one share purchase warrant exercisable within one year for $0.22 per share.  Finders’ fees in connection with this non-brokered private placement were $17,881.

During January, 2010, the Company issued 7,042,092 common shares for warrants exercised at $0.10 per share.

On April 30, 2010 the Company issued 12,500 common shares for warrants exercised at $0.10 per share.

During the year ended May 31, 2010 the Company incurred filing fees of $8,164 in relation to the financings completed during the year.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

10.    SHARE CAPITAL (Continued)

Stock Options

The  Company  has  a  stock  option  plan  to  issue  up  to  10%  of  the  issued  common  shares  to  certain  directors  and employees.  All options granted under the plan vest immediately upon grant, but are subject to the following exercise conditions:

i)     Up  to  25%  of  the  options  may  be  exercised  at  any  time  during  the  term  of  the  option;  such  initial  exercise  is referred to as the “First Exercise”;

ii)   The second 25% of the options may be exercised at any time after 90 days from the date of the First Exercise; such second exercise is referred to as the “Second Exercise”;

iii)  The third 25% of the options may be exercised at any time after 90 days from the date of the Second Exercise; such third exercise is referred to as the “Third Exercise”; and

iv)   The  fourth  and  final  25%  of  the  options  may be  exercised  at  any time  after  90  days  from  the  date  of  the  Third

Exercise.

On April 22, 2009, a director was granted stock options to purchase up to 50,000 common shares at a price of $0.10 per share for five years.

During the year ended  May 31,  2010, the Company granted a total of 490,000 stock options with total fair value of

$21,685 for the options vested during the period.  The fair value of options granted was estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted-average assumptions:

2010

2009

2008

Risk-free interest rate

2.50%

1.94%

2.47%

Expected dividend yield

Nil

Nil

Nil

Expected stock price volatility

137%

117%

126%

Expected life (in years)

4.44

5.00

1.50

On November 17, 2009, a total of 12,500 stock options with a fair value of $792 were exercised, resulting in another

12,500 stock options exercisable on February 16, 2010 and recorded as stock based compensation of $792.

The following is a summary of the Company’s stock option activities during the year ended May 31, 2010:

Weighted

Average

Number of

Exercise

Options

Price

$

Balance – May 31, 2009

1,825,000

0.150

Granted

325,000

0.185

Granted

65,000

0.250

Granted

100,000

0.240

Exercised

(12,500)

0.100

Balance – May 31, 2010

2,302,500

0.160

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

10.    SHARE CAPITAL (Continued)

Stock Options

The following share purchase options were outstanding at May 31, 2010:

Remaining

Number of

Exercise

Number    Contractual

Options

Expiry Date

Price

of Options

Life

Exercisable

$

(years)

December 4, 2010

0.250

65,000

0.50

16,250

November 2, 2011

0.180

25,000

1.42

6,250

April 24, 2012

0.150

1,650,000

1.90

412,500

November 7, 2012

0.220

25,000

2.44

6,250

March 10, 2013

0.210

75,000

2.78

18,750

April 23, 2014

0.100

37,500

3.90

12,500

October 30, 2014

0.185

275,000

4.42

68,750

November 5, 2014

0.185

50,000

4.44

12,500

April 19, 2015

0.240

100,000

4.89

25,000

2,302,500

578,750

Warrants

The following is a summary of the Company’s warrant activities during the years ended May 31, 2010 and 2009:

Weighted

Average

Number of

Exercise

Warrants

Price

$

Balance – May 31, 2008

8,953,400

0.20

Expired

(6,238,400)

0.20

Balance – May 31, 2009

2,715,000

0.25

Issued

9,748,826

0.12

Exercised

(7,054,592)

0.10

Expired

(2,715,000)

0.25

Balance – May 31, 2010

2,694,234

0.17

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

10.    SHARE CAPITAL (Continued)

Warrants

The following share purchase warrants were outstanding at May 31, 2010:

Remaining

Exercise

Number

Contractual

Expiry Date

Price      of Warrants

Life (years)

$

June 8, 2010

0.10

1,047,500

0.02

November 25, 2010

0.22

1,646,734

0.49

2,694,234

During the year ended May 31, 2010, a total of 9,748,826 warrants were issued with a fair value of $515,010.  The fair value of warrants issued  was estimated  on  the date of grant using the Black-Scholes option pricing model, with the following weighted-average assumptions:

Risk-free interest rate

1.25%

Expected dividend yield

Nil

Expected stock price volatility

195.36%

Expected life (in years)

1.36

11.  INCOME TAXES

Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of the Company’s Canadian future tax assets as of May 31, 2010 and 2009 are as follows:

2010

2009

$

$

Non-capital loss carry forwards

964,000

923,000

Equipment & others

15,000

14,000

Resource deductions

345,000

306,000

Share issue costs

22,000

14,000

1,346,000

1,257,000

Valuation allowance

(1,346,000)

(1,257,000)

Future income tax assets

-

-

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

11.  INCOME TAXES (Continued)

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the Company’s effective income tax expense is as follows:

2010

2009

$

$

Statutory tax rate

29.60%

30.38%

Income tax recovery at statutory rate

(420,239)

(138,000)

Permanent differences and other

182,168

48,000

Change in tax rate for non-Canadian company

39,349

-

Effect of change in tax rate

30,883

61,000

Tax benefits not recognized

167,839

29,000

-

-

The Company has Canadian non-capital losses of approximately $3,854,000 (2009 - $3,690,000), which expire over the years 2014 to 2030.  The Company also has cumulative exploration expenses in the amount of $1,430,000 (2009 -

$1,385,000) in Canada, which can be carried forward indefinitely.

12.  RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Related party transactions not disclosed elsewhere in these financial statements are as follows:

SMR Investments Ltd. (“SMR”) is a private company controlled by an officer of the Company. Under a management contract with SMR, the Company agreed to pay up to $2,500 per month for management services. The Company was charged management fees by SMR of $30,000 during the year ended May 31, 2010 (2009 - $30,000; 2008 - $30,000).

As of May 31, 2010, $4,900 (May 31, 2009  - $77,883) was payable to SMR by the Company.

During  the  year  ended  May 31,  2010,  directors  fees  of  $12,000  (2009  - $16,500; 2008  - $15,500) were paid  to the

President of the Company.  Administration consulting fees of $20,400 (2009 - $20,400; 2008 - $13,500) were paid to a director of the Company.  Secretarial and consulting fees of $18,600 (2009 - $11,400; 2008 - $5,700) were paid to a director of the Company.

During the year ended May 31, 2010, fees of $5,039 (2009 - $9,409; 2008 - $6,508) were paid to KLR Petroleum Ltd.

(which is controlled by an officer of the Company) for administration of the Company payroll and benefit plan.

Office  rent  of  $15,055  (2009  - $15,471;  2008  - $12,872)  was  paid  to  Linux  Gold,  Inc.  for  the  year  ended  May 31,

2010.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

13.  TERYL, INC. TRASACTIONS (100% US Subsidiary)

In  1998,  Teryl,  Inc.  offered  a  private  placement  for  up  to  1,000,000  shares  at  a  price  of  $0.23  ($0.15  US)  and subscriptions  of  $146,044  ($96,750  US)  were  received  by  November  19,  1999.  Since  the  offering  was  not  fully subscribed, the Companies negotiated with the subscribers to replace the Teryl, Inc. shares with Teryl Resources Corp.

shares.  On  October  17,  2006,  the  authorized  capital  for  Teryl,  Inc.  was  reduced  to  10,000  common  shares,  which resulted in a rollback to 1 common share for each 10,000 outstanding. On August 29, 2007, the final six subscribers agreed to a settlement of $70,000 ($50,250 US).

14.  SEGMENTED INFORMATION

The Company’s business consists of mineral properties and oil and gas property interests.  Details on a geographic basis are as follows:

United

Canada

States

Total

May 31, 2010

$

$

$

Total assets

432,746

2,837,359

3,270,105

Acquisition and exploration costs

1

2,834,707

2,834,708

Net loss

752,797

666,929

1,419,726

United

Canada

States

Total

May 31, 2009

$

$

$

Total assets

124,638

3,250,347

3,374,985

Acquisition and exploration costs

1

3,249,333

3,249,334

Net loss

447,653

6,920

454,573

15.  CAPITAL MANAGEMENT

The capital of the Company consists of the items included in shareholders’ equity.  The Company manages the capital structure  and  makes  adjustments  in  light  of  changes  in  economic  conditions  and  the  risk  characteristics  of  the

Company’s assets.

The  Company’s  objectives  of  capital  management  are  intended  to  safeguard  the  entity’s  ability  to  continue  the

Company’s development and exploration of its mineral properties and support any expansionary plans.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its development and exploration objectives.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

16.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

These  consolidated  financial  statements  have  been  prepared  in  accordance  with  Canadian  generally  accepted accounting principles (“Canadian GAAP”). Material variations in the accounting measurement principles, practices and methods used in preparing these consolidated financial statements from measurement principles, practices and methods accepted in the United States (“US GAAP”) are described and quantified below.

a)    Oil and Gas Well Interests

Under Canadian and US GAAP, oil and gas well interests are carried at cost according  to the successful efforts method of accounting and written down if the value is impaired. Depreciation and depletion of capitalized costs of oil and gas producing properties are calculated using the straight-line method over 10 years, which is the estimated pay-out  term.  The  Company  has  determined  that  there  were  no  material  differences  in  the  measurement  and presentation of oil and gas well interests between Canadian GAAP and US GAAP as at May 31, 2010, 2009 and

2008.

b)    Mineral Properties and Deferred Exploration Costs

Under  Canadian  GAAP,  mineral  property  interests  and  deferred  exploration  costs,  including  acquisition  and exploration  costs,  are  carried  at  cost  and  written  down  if  the  properties  are  abandoned,  sold  or  if  management determines there to be an impairment in value. Under United States GAAP, mineral property interests are carried at cost and deferred exploration costs are expensed as incurred.

c)    Asset Retirement Obligations

Under US GAAP, ASC 410, “Asset Retirement and Environmental  Obligations” requires companies to record the fair  value  of  the  liability for  closure  and  removal  costs  associated  with  legal obligations upon  the  retirement or removal of any tangible long-lived assets effective June 1, 2003. Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and amortized over its estimated useful life. For Canadian GAAP purposes,  effective  June  1,  2004,  the  Company  adopted  the  provisions  of  CICA  HB  Section  3110,  “Asset

Retirement Obligations”, which are substantially similar to those of ASC 410. The Company has determined that there were no material differences in the measurement and presentation  of asset retirement obligations between

Canadian GAAP and US GAAP as at May 31,  2010, 2009 and 2008.

d)    Stock-Based Compensation

Under US GAAP, ASC 718, “Compensation  - Stock Compensation”  requires the measurement and recognition of compensation expense, based on estimated fair values, for all share-based awards made to employees and directors,

including stock options. The Company applied the provisions of ASC 718 which requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model. The Company uses the

Black-Scholes option pricing model as its method of determining fair value. The value of the portion of the award that is ultimately expected to vest is recognized as an expense in the consolidated statements of operations over the requisite service period.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

16.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES  (Continued)

d)    Stock-Based Compensation (Continued)

The  Company  has  a  stock-based  compensation  plan  which  is  described  in  Note  9.  The  Company accounts  for stock-based compensation, including stock options and warrants, using the fair value based method, as prescribed by CICA  HB  3870  “Stock-based  Compensation  and  Other Stock-Based  Payments”,  to account for stock based transactions  with  officers,  directors  and  consultants.  Under  this  method,  the  fair  value  of  the stock options and warrants at the date of grant is amortized over the vesting period, with an offsetting credit recorded as an increase in contributed surplus. If the stock options or warrants are exercised, the proceeds are credited to share capital and the fair value at the date of the grant is reclassified from contributed surplus to share capital.  Accordingly, there were no material differences between Canadian GAAP and US GAAP for the years ended May 31, 2010, 2009 and

2008.

e)    Marketable Securities and Investments

Under Canadian GAAP, for the year ended May 31, 2007, short-term marketable securities are carried at the lower of  aggregate  cost  or  current  market  value,  with  any  unrealized  loss  included  in  the  consolidated  statements  of operations. Long-term investments are carried on the cost or equity basis and are only written down when there is evidence of a decline in value that is other than temporary. Under Canadian GAAP, for the years ended May 31,

2010  and  2009,  the  Company  adopted  the  provisions  of  CICA  HB  Section  3855,  “Financial  Instruments  –

Recognition and Measurement”, and CICA HB Section 1530, “Comprehensive Income”, which are similar to the requirements of US GAAP.

Under US GAAP, ASC 320, “Investments – Debt and Equity Securities” requires that certain equity investments must be classified into available-for-sale securities and carried at fair market value. Any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized for available-for-sale securities,

and included in earnings for trading securities. Under Canadian GAAP, as described in Note 2(g), and under US

GAAP, the Company’s investments are classified as available-for-sale securities.

f)    Recent Accounting Pronouncements

In  June  2009,  FASB  issued  ASC  810-10-05,  “Consolidation  –  Variable  Interest  Entities”  which  is  intended  to establish general standards of financial reporting for companies with variable interest entities.  It requires timely

and  useful disclosure of information related to the Company’s involvement with variable interest entities.   This

disclosure should alert all users to the effects on specific provisions of FASB ASC 810-10-05, “Consolidation -

Variable  Interest  Entities”,  related  to  the  changes  to  the  special-purpose  entity  proposal  in  FASB  ASC  860,

“Transfers and Servicing”, and the treatment of specific provisions of ASC 810-10-05.  ASC 810-10-05 is effective

for  financial  statements  issued  for  fiscal  years  and  interim  periods  beginning  after  November  15,  2009.   The

Company  has  determined  that  the  adoption  of  ASC  810-10-05  have  no  impact  on  its  consolidated  financial statements.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

16.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES  (Continued)

f)    Recent Accounting Pronouncements (Continued)

In June 2009, the FASB issued ASC 860, “Transfers and Servicing”, which is intended to establish standards of financial  reporting  for  the  transfer  of  assets  and  transferred  assets  to  improve  the  relevance,  representational faithfulness, and comparability.  ASC 860 was established to clarify derecognition of assets under FASB ASC 860-

10-40, “Transfers and Servicing – Derecognition”.  ASC 860 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2009.  The Company has determined that the adoption of

ASC 860 have no impact on its consolidated financial statements.

In May 2009, the FASB issued ASC 855, “Subsequent Events”, which is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are

issued or are available to be issued.   It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date–that is, whether that date represents the date the financial statements were  issued  or  were  available  to  be  issued.  This disclosure should  alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented.  ASC

855 is effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009. The

Company has already adopted this policy and its full disclosure is included in Note 17.

In June 2009, the FASB issued FASB ASC 105, “The FASB Accounting Standards Codification and the Hierarchy

of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162”.  Under FASB ASC

105 the “FASB Accounting Standards Codification” (“Codification”) will become the source of authoritative US

GAAP to be applied by nongovernmental entities.  Rules and interpretive releases of the Securities and Exchange

Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification became effective for financial statements issued for interim and annual periods ending

after  September  15,  2009.   On  the  effective  date,  the  Codification  will  supersede  all  then-existing  non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the

Codification  will  become  non-authoritative.  The  Company  changed  the  Company’s  references  to  U.S.  GAAP accounting standards but did not impact the Company’s results of operations, financial position or cash flows.

In  March  2008,  the  FASB  issued  AS  815,  “Derivative  and  Hedging”,  which  is  intended  to  improve  financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative  instruments  and  related  hedged  items  are  accounted  for  under  Statement  No.  133  and  its  related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position,

financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after

November 15, 2008, with early adoption encouraged. The Company has determined that the adoption of ASC 815 have no impact on its consolidated financial statements.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

16.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES  (Continued)

f)    Recent Accounting Pronouncements (Continued)

In  December  2007,  the  FASB  issued  ASC  805,  “Business  Combinations”,  defines  the  acquirer  in  a  business combination as the entity that obtains control of one or more businesses in a business combination and establishes the acquisition date as the date that the acquirer achieves control.  ASC 805 requires an acquirer to recognize the assets  acquired,  the  liabilities  assumed,  and  any  noncontrolling  interest  in  the  acquiree  at  the  acquisition  date,

measured  at  their  fair  values  as  of  that  date.  ASC  805  also  requires  the  acquirer  to  recognize  contingent consideration at the acquisition date, measured at its fair value at that date. This statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008, and earlier adoption is  prohibited.  The  Company  has  determined  that  the  adoption  of  ASC  805  have  no  impact  on  its  consolidated financial statements.

In  December  2007,  the  FASB  issued  ASC  810,  “Consolidation”,  which  establish  accounting  and  reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008,

and earlier adoption is prohibited. The Company has determined that the adoption of ASC 810 have no impact on its consolidated financial statements.

In  June  2009,  the  Securities  and  Exchange  Commission’s  Office  of  the  Chief  Accountant  and  Division  of

Corporation  Finance announced  the release of Staff Accounting Bulletin (SAB) No. 112. This staff accounting bulletin amends or rescinds portions of the interpretive guidance included in the Staff Accounting Bulletin Series in order to make the relevant interpretive guidance consistent with current authoritative accounting and auditing guidance and Securities and Exchange Commission rules and regulations. Specifically, the staff is updating the

Series in order to bring existing guidance into conformity with recent pronouncements by the Financial Accounting

Standards Board, namely, ASC 805, “Business Combinations”, and ASC 810, “Consolidation”. The statements in staff accounting bulletins are not rules or interpretations of the Commission, nor are they published as bearing the

Commission's  official  approval.  They  represent  interpretations  and  practices  followed  by  the  Division  of

Corporation Finance and the Office of the Chief Accountant in administering the disclosure requirements of the

Federal securities laws.

In  April  2009,  an  update  was  made  to  the  FASB  ASC  820,  “Fair  Value  Measurements  and  Disclosures”,  that provides  additional  guidance  for  estimating  fair  value  when  the  volume  and  level  of  activity  for  the  assets  or liability have significantly decreased.  This update is effective for interim and annual periods ending after June 15,

2009 with early adoption permitted for periods ending after March 15, 2009.  The Company has determined that the adoption of this update have no impact on its consolidated financial statements.

In April 2009, an update was made to FASB ASC 825, “Financial Instruments”, which requires a publicly traded company to  include  disclosures  about  the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods.  This update is effective for interim reporting periods ending

after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.   The Company has

determined that the adoption of this update have no impact on its consolidated financial statements.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

16.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES  (Continued)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated balance sheets would be as follows:

2010

Balance

Balance

Canadian

US

GAAP

Adjustments     GAAP

$

$

$

Current assets

300,525

-

300,525

Advances to related parties (Note 8)

126,093

-

126,093

Investments (Note 4)

837

-

837

Equipment (Note 5)

7,941

-

7,941

Mineral property interests (Note 7)

196,855

-

196,855

Deferred exploration expenditures (Note 7)

2,637,853

(2,637,853)

-

3,270,104

(2,637,853)

632,251

Current liabilities

191,612

-

191,612

Shareholders’ equity

3,078,492

(2,637,853)

440,639

3,270,104

(2,637,853)

632,251

2009

Balance

Balance

Canadian

US

GAAP

Adjustments

GAAP

$

$

$

Current assets

24,002

-

24,002

Advances to related parties

90,529

-

90,529

Investments (Note 4)

867

-

867

Equipment (Note 5)

10,253

-

10,253

Mineral property interests (Note 7)

196,855

-

196,855

Deferred exploration expenditures (Note 7)

3,052,479

(3,052,479)

-

3,374,985

(3,052,479)

322,506

Current liabilities

417,520

-

417,520

Shareholders’ equity

2,957,465

(3,052,479)

(95,014)

3,374,985

(3,052,479)

322,506

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

16.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES  (Continued)

The  impact  of  the  differences  between  Canadian  GAAP  and  US  GAAP  on  the  consolidated  statements  of operations and comprehensive loss would be as follows:

2010

2009

2008

$

$

$

Net loss for the year, Canadian GAAP

(1,419,726)

(454,573)

(1,142,796)

Adjustment:

Deferred exploration costs (Note 7)

414,626

(120,241)

67,505

Net loss for the year, US GAAP

(1,005,100)

(574,814)

(1,075,291)

Basic and diluted loss per share, US GAAP

(0.02)

(0.01)

(0.02)

Weighted  average  number  of  common  shares  outstanding,

basic and diluted

60,736,673

49,587,528

44,538,405

The Company’s comprehensive loss is comprised as follows:

2010

2009

2008

$

$

$

Net loss for the year, US GAAP

(1,005,100)

(574,814)

(1,075,291)

Change   in   net   unrealized   losses   on   available-for-sale

investments (Note 4)

(30)

(1,339)

(649)

Comprehensive loss

(1,005,130)

(576,153)

(1,075,940)

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

16.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES  (Continued)

The impact of the differences between  Canadian  GAAP  and  US  GAAP  on  the consolidated  statements of cash flows would be as follows:

2010

2009

2008

$

$

$

Cash flows used in operating activities, Canadian GAAP

(809,508)

(320,515)

(527,720)

Adjustment:

Exploration expenditures (Note 7)

(358,812)

(15,857)

(211,509)

Cash flows used in operating activities, US GAAP

(1,168,320)

(336,372)

(739,229)

Cash flows provided by financing activities, Canadian and US

GAAP

1,422,285

127,263

1,003,597

Cash flows used in investing activities, Canadian GAAP

(358,812)

(15,857)

(263,530)

Adjustment:

Exploration expenditures (Note 7)

358,812

15,857

211,509

Cash flows used in investing activities, US GAAP

-

-

(52,021)

(Decrease) increase in cash

253,965

(209,109)

212,347

Cash, beginning of year

6,185

215,294

2,947

Cash, end of year

260,150

6,185

215,294

17.  SUBSEQUENT EVENTS

a)    On  June  1,  2010  the  Company  redeemed  the  remaining  convertible  loan  of  $60,000  with  full  payment  on  the principal amount (See Note 9);

b)     On June 8, 2010 the Company issued 1,047,500 common shares for warrants exercised at $0.10 per share.

c)    On  August 17,  2010  the Company signed  a letter of agreement, subject to third party due diligence, which will result in the Company acquiring 50% interest in three mining claims in the State of Alaska knows as the Fortitude

Project (“the Property”) for following consideration:

      Issuance  of  50,000  common  shares  of  the  Company  upon  acceptance  by  the  Toronto  Venture

Exchange (the “Approval Date”) (not issued);

      Incur $50,000 in exploration expenditures on the Property within one year of the Approval Date and an additional $100,000 exploration expenditures within two years of the Approval Date;

      Issuance of 50,000 common shares of the Company on the first anniversary of the Approval Date;

      Issuance of 100,000 common shares of the Company and cash payment of US$10,000 on the second anniversary of the Approval Date.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

17.  SUBSEQUENT EVENTS  (Continued)

d)    On  August  26,  2010  the  Company  granted  to  an  investor  relations  consultant  250,000  share  purchase  options exercisable into the Company’s common shares at $0.19 per share for three years. The options vest over 12 months with 25% of the options vesting every three months.